================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                                   ----------

                                    ICO, INC.
                                (Name of Issuer)


Common Stock, with no par value                              449294206
(Title of class of securities)                             (CUSIP number)


                            Christopher N. O'Sullivan
                           TRAVIS STREET PARTNERS, LLC
                                 Bank One Center
                          910 Travis Street, Suite 2150
                              Houston, Texas 77002
                                 (713) 759-2030
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  with copy to:
                              Steven D. Rubin, Esq.
                           Weil, Gotshal & Manges LLP
                            700 Louisiana, Suite 1600
                              Houston, Texas 77002
                                 (713) 546-5000


                                 April 11, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 25 pages)

================================================================================


77968.0003

               ------------------------------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSON                                                Travis Street Partners, LLC
               SS OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON                                                             76-0657668
               ------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                     (b)    [_]
               ------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY
               ------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS:                                                        WC
               ------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
               ------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Texas
               ------------------------------------------------------------------------------------------------------

  NUMBER OF              7         SOLE VOTING POWER:                                  0
    SHARES
               ------------------------------------------------------------------------------------------------------

 BENEFICIALLY            8         SHARED VOTING POWER                             1,158,300
   OWNED BY
               ------------------------------------------------------------------------------------------------------

     EACH                9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
               ------------------------------------------------------------------------------------------------------

 PERSON WITH             10        SHARED DISPOSITIVE POWER:                       1,158,300
               ------------------------------------------------------------------------------------------------------

      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
               PERSON:             1,158,300
               ------------------------------------------------------------------------------------------------------

      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                                                       [_]
               ------------------------------------------------------------------------------------------------------

      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   5.11%
               ------------------------------------------------------------------------------------------------------

      14       TYPE OF REPORTING PERSON:                                               00
               ------------------------------------------------------------------------------------------------------





                                       2

               ------------------------------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSON                                                Timothy J. Gollin
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON                                                               ###-##-####
               ------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                     (b)    [_]
               ------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY
               ------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS:                                                        PF, OO
               ------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
               ------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                                   United States
               ------------------------------------------------------------------------------------------------------

  NUMBER OF              7         SOLE VOTING POWER:                                  0
    SHARES
               ------------------------------------------------------------------------------------------------------

 BENEFICIALLY            8         SHARED VOTING POWER                             1,158,300
   OWNED BY
               ------------------------------------------------------------------------------------------------------

     EACH                9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
               ------------------------------------------------------------------------------------------------------

 PERSON WITH             10        SHARED DISPOSITIVE POWER:                       1,158,300
               ------------------------------------------------------------------------------------------------------

      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
               PERSON:             1,158,300
               ------------------------------------------------------------------------------------------------------

      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                                                       [_]
               ------------------------------------------------------------------------------------------------------

      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   5.11%
               ------------------------------------------------------------------------------------------------------

      14       TYPE OF REPORTING PERSON:                                               IN
               ------------------------------------------------------------------------------------------------------




                                       3

               ------------------------------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSON                                                Christopher N. O'Sullivan
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON                                                          ###-##-####
               ------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                     (b)    [_]
               ------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY
               ------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS:                                                        PF, OO
               ------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
               ------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                                   United States
               ------------------------------------------------------------------------------------------------------

  NUMBER OF              7         SOLE VOTING POWER:                                  0
    SHARES
               ------------------------------------------------------------------------------------------------------

 BENEFICIALLY            8         SHARED VOTING POWER                             1,158,300
   OWNED BY
               ------------------------------------------------------------------------------------------------------

     EACH                9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
               ------------------------------------------------------------------------------------------------------

 PERSON WITH             10        SHARED DISPOSITIVE POWER:                       1,158,300
               ------------------------------------------------------------------------------------------------------

      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
               PERSON:             1,158,300
               ------------------------------------------------------------------------------------------------------

      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                                                       [_]
               ------------------------------------------------------------------------------------------------------

      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   5.11%
               ------------------------------------------------------------------------------------------------------

      14       TYPE OF REPORTING PERSON:                                               IN
               ------------------------------------------------------------------------------------------------------





                                       4

               ------------------------------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSON                                                Global Undervalued Securities
               S.S. OR I.R.S. IDENTIFICATION NO.                                       Master Fund, L,.P.
               OF ABOVE PERSON                                                          52-2294219
               ------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                     (b)    [_]
               ------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY
               ------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS:                                                        WC
               ------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
               ------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Cayman Islands
               ------------------------------------------------------------------------------------------------------

  NUMBER OF              7         SOLE VOTING POWER:                                  0
    SHARES
               ------------------------------------------------------------------------------------------------------

 BENEFICIALLY            8         SHARED VOTING POWER                             497,850
   OWNED BY
               ------------------------------------------------------------------------------------------------------

     EACH                9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
               ------------------------------------------------------------------------------------------------------

 PERSON WITH             10        SHARED DISPOSITIVE POWER:                       497,850
               ------------------------------------------------------------------------------------------------------

      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
               PERSON:             497,850
               ------------------------------------------------------------------------------------------------------

      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                                                       [_]
               ------------------------------------------------------------------------------------------------------

      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   2.19%
               ------------------------------------------------------------------------------------------------------

      14       TYPE OF REPORTING PERSON:                                               PN
               ------------------------------------------------------------------------------------------------------






                                       5

               ------------------------------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSON                                                Global Undervalued Securities
               S.S. OR I.R.S. IDENTIFICATION NO.                                       Fund, L.P.
               OF ABOVE PERSON                                                          98-0167993
               ------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                     (b)    [_]
               ------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY
               ------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS:                                                        WC
               ------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
               ------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Cayman Islands
               ------------------------------------------------------------------------------------------------------

  NUMBER OF              7         SOLE VOTING POWER:                                  0
    SHARES
               ------------------------------------------------------------------------------------------------------

 BENEFICIALLY            8         SHARED VOTING POWER                             497,850
   OWNED BY
               ------------------------------------------------------------------------------------------------------

     EACH                9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
               ------------------------------------------------------------------------------------------------------

 PERSON WITH             10        SHARED DISPOSITIVE POWER:                       497,850
               ------------------------------------------------------------------------------------------------------

      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
               PERSON:             497,850
               ------------------------------------------------------------------------------------------------------

      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                                                       [_]
               ------------------------------------------------------------------------------------------------------

      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   2.19%
               ------------------------------------------------------------------------------------------------------

      14       TYPE OF REPORTING PERSON:                                               PN
               ------------------------------------------------------------------------------------------------------





                                       6

               ------------------------------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSON                                                Global Undervalued Securities
               S.S. OR I.R.S. IDENTIFICATION NO.                                       Fund, Ltd.
               OF ABOVE PERSON
               ------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                     (b)    [_]
               ------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY
               ------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS:                                                        WC
               ------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
               ------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Cayman Islands
               ------------------------------------------------------------------------------------------------------

  NUMBER OF              7         SOLE VOTING POWER:                                  0
    SHARES
               ------------------------------------------------------------------------------------------------------

 BENEFICIALLY            8         SHARED VOTING POWER                             497,850
   OWNED BY
               ------------------------------------------------------------------------------------------------------

     EACH                9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
               ------------------------------------------------------------------------------------------------------

 PERSON WITH             10        SHARED DISPOSITIVE POWER:                       497,850
               ------------------------------------------------------------------------------------------------------

      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
               PERSON:             497,850
               ------------------------------------------------------------------------------------------------------

      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                                                       [_]
               ------------------------------------------------------------------------------------------------------

      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   2.19%
               ------------------------------------------------------------------------------------------------------

      14       TYPE OF REPORTING PERSON:                                               CO
               ------------------------------------------------------------------------------------------------------





                                       7

               ------------------------------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSON                                                Global Undervalued Securities
               S.S. OR I.R.S. IDENTIFICATION NO.                                       Fund, (QP), L.P.
               OF ABOVE PERSON                                                          52-2294217
               ------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                     (b)    [_]
               ------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY
               ------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS:                                                        WC
               ------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
               ------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Cayman Islands
               ------------------------------------------------------------------------------------------------------

  NUMBER OF              7         SOLE VOTING POWER:                                  0
    SHARES
               ------------------------------------------------------------------------------------------------------

 BENEFICIALLY            8         SHARED VOTING POWER                             497,850
   OWNED BY
               ------------------------------------------------------------------------------------------------------

     EACH                9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
               ------------------------------------------------------------------------------------------------------

 PERSON WITH             10        SHARED DISPOSITIVE POWER:                       497,850
               ------------------------------------------------------------------------------------------------------

      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
               PERSON:             497,850
               ------------------------------------------------------------------------------------------------------

      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                                                       [_]
               ------------------------------------------------------------------------------------------------------

      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   2.19%
               ------------------------------------------------------------------------------------------------------

      14       TYPE OF REPORTING PERSON:                                               PN
               ------------------------------------------------------------------------------------------------------






                                       8

               ------------------------------------------------------------------------------------------------------
               NAME OF REPORTING PERSON                                      Kleinheinz Capital Partners LDC
      1        S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON                                                          52-2294216
               ------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                     (b)    [_]
               ------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY
               ------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS:                                                        AF
               ------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
               ------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Cayman Islands
               ------------------------------------------------------------------------------------------------------

  NUMBER OF              7         SOLE VOTING POWER:                                  0
    SHARES
               ------------------------------------------------------------------------------------------------------

 BENEFICIALLY            8         SHARED VOTING POWER                             497,850
   OWNED BY
               ------------------------------------------------------------------------------------------------------

     EACH                9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
               ------------------------------------------------------------------------------------------------------

 PERSON WITH             10        SHARED DISPOSITIVE POWER:                       497,850
               ------------------------------------------------------------------------------------------------------

      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
               PERSON:             497,850
               ------------------------------------------------------------------------------------------------------

      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                                                       [_]
               ------------------------------------------------------------------------------------------------------

      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   2.19%
               ------------------------------------------------------------------------------------------------------

      14       TYPE OF REPORTING PERSON:                                               CO
               ------------------------------------------------------------------------------------------------------






                                       9

               ------------------------------------------------------------------------------------------------------
               NAME OF REPORTING PERSON                                      Kleinheinz Capital Partners, Inc.
      1        S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON                                                          75-2633745
               ------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                     (b)    [_]
               ------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY
               ------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS:                                                        AF
               ------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
               ------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Texas
               ------------------------------------------------------------------------------------------------------

  NUMBER OF              7         SOLE VOTING POWER:                                  0
    SHARES
               ------------------------------------------------------------------------------------------------------

 BENEFICIALLY            8         SHARED VOTING POWER                             497,850
   OWNED BY
               ------------------------------------------------------------------------------------------------------

     EACH                9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
               ------------------------------------------------------------------------------------------------------

 PERSON WITH             10        SHARED DISPOSITIVE POWER:                       497,850
               ------------------------------------------------------------------------------------------------------

      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
               PERSON:             497,850
               ------------------------------------------------------------------------------------------------------

      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                                                       [_]
               ------------------------------------------------------------------------------------------------------

      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   2.19%
               ------------------------------------------------------------------------------------------------------

      14       TYPE OF REPORTING PERSON:                                               CO
               ------------------------------------------------------------------------------------------------------






                                       10

               ------------------------------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSON                                                        John B. Kleinheinz
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON                                                                    ###-##-####
               ------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                     (b)    [_]
               ------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY
               ------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS:                                                        AF
               ------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
               ------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                                   United States
               ------------------------------------------------------------------------------------------------------

  NUMBER OF              7         SOLE VOTING POWER:                                  0
    SHARES
               ------------------------------------------------------------------------------------------------------

 BENEFICIALLY            8         SHARED VOTING POWER                             497,850
   OWNED BY
               ------------------------------------------------------------------------------------------------------

     EACH                9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
               ------------------------------------------------------------------------------------------------------

 PERSON WITH             10        SHARED DISPOSITIVE POWER:                       497,850
               ------------------------------------------------------------------------------------------------------

      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
               PERSON:             497,850
               ------------------------------------------------------------------------------------------------------

      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                                                       [_]
               ------------------------------------------------------------------------------------------------------

      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   2.19%
               ------------------------------------------------------------------------------------------------------

      14       TYPE OF REPORTING PERSON:                                               IN
               ------------------------------------------------------------------------------------------------------






                                       11

               -----------------------------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSON                                                     J. Kenneth Phillips
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON                                                                    ###-##-####
               -----------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                     (b)    [_]
               -----------------------------------------------------------------------------------------------------

      3        SEC USE ONLY
               -----------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS:                                                        AF
               -----------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
               -----------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                                   United States
               -----------------------------------------------------------------------------------------------------

  NUMBER OF              7         SOLE VOTING POWER:                                  0
    SHARES
               -----------------------------------------------------------------------------------------------------

 BENEFICIALLY            8         SHARED VOTING POWER                             497,850
   OWNED BY
               -----------------------------------------------------------------------------------------------------

     EACH                9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
               -----------------------------------------------------------------------------------------------------

 PERSON WITH             10        SHARED DISPOSITIVE POWER:                       497,850
               -----------------------------------------------------------------------------------------------------

      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
               PERSON:             497,850
               -----------------------------------------------------------------------------------------------------

      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                                                       [_]
               -----------------------------------------------------------------------------------------------------

      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   2.19%
               -----------------------------------------------------------------------------------------------------

      14       TYPE OF REPORTING PERSON:                                               IN
               -----------------------------------------------------------------------------------------------------


                     This Amendment No. 6 ("Amendment No. 6") amends the Statement on Schedule 13D filed on December 29, 2000 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed on January 12, 2001, by Amendment No. 2 filed on January 19, 2001, by Amendment No. 3 filed on February 1, 2001, Amendment No. 4 filed on February 9, 2001 and Amendment No. 5 filed on February 20, 2001 (as amended, the "Schedule 13D") by and on behalf of the following persons: Travis Street Partners, LLC ("TSP"), Timothy J. Gollin ("Gollin"), Christopher N. O'Sullivan (individually "O'Sullivan"; together with Gollin, the "TSP Managers"; and together with Gollin and TSP, the "TSP Reporting Persons"), Global Undervalued Securities Master Fund, L.P. ("Global"), Global Undervalued Securities Fund, L.P. ("Global L.P."), Global Undervalued Securities Fund, Ltd. ("Global Ltd."), Global Undervalued Securities Fund (QP), L.P. ("Global QP"), Kleinheinz Capital Partners LDC ("KC LDC"), Kleinheinz Capital Partners, Inc., a Texas corporation ("KC Inc."), John B. Kleinheinz ("Kleinheinz") and J. Kenneth Phillips (individually "Phillips"; together with Global, Global L.P., Global Ltd., Global QP, KC LDC, KC Inc. and Kleinheinz, the "Global Reporting Persons"; and the Global Reporting Persons, together with the TSP Reporting Persons the "Reporting Persons").

                     Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. As used herein, the "Company" shall mean ICO, Inc.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                     The following paragraph is added to Item 3 of the Schedule 13D:

                     On each of February 26, 2001, February 27, 2001, February 28, 2001 and March 1, 2001, Global purchased an aggregate of 16,850 Shares. The aggregate amount of funds required to purchase such Shares was $36,271.20, including brokerage commissions.

                     Except as indicated above, the information set forth in
Item 3 of the Schedule 13D remains unchanged.


ITEM 4.  PURPOSE OF THE TRANSACTION

                     On April 9, 2001, the TSP Managers delivered a letter to ICO that reads as follows:

                                                 TRAVIS STREET PARTNERS, LLC
                                                           910 Travis Street
                                                                  Suite 2150
                                                        Houston, Texas 77002
                                                            fax 713 759 2040
                                                            tel 713 759 2030
                                                www.travisstreetpartners.com
BY FAX AND BY COURIER

April 9, 2001 Board of Directors ICO, Inc.
11490 Westheimer
Suite 1000
Houston TX 77077

Ladies and Gentlemen:

Over the last three days, we have learned that Dr. Pacholder has informed various individuals that he has offered to sell ICO, Inc. ("ICO") to Travis Street Partners, LLC ("TSP") at a price of $2.65 per share, only to have us reject his proposal. We are writing you, and making this letter available to the investor public, to assure you that this is untrue. Although we delivered a proposal to acquire ICO for $305 million, including assumption of liabilities, or $2.65 per common share, Dr. Pacholder has never delivered any proposal to us. Nonetheless, with our financial partner and advisor, Deutsche Bank, we are ready to sit down with Dr. Pacholder to negotiate the offer he claims he has already made.

This development follows Dr. Pacholder's April 5, 2001 letter to shareholders which concedes some of the most important defects we have identified in ICO's proposed transaction with Varco, specifically including:

         - The disclosure that ICO will pay $30 million in taxes, or approximately $1.33 per share, in the event that the Varco transaction is concluded as currently structured.

         - The disclosure that ICO could in fact pay a $14 million "make-whole" premium, or $0.62 per share, to bondholders if ICO elects to redeem its Senior Notes and is unsuccessful in persuading bondholders to accept a lower price.

Since the combined effect of these two items appears to amount to as much as $44 million, or $1.95 per share - more than the market value of ICO's common stock today - we think that these disclosures are very important to investors and support the comments we have previously made about the lack of tangible value of the Varco transaction to shareholders, as structured, and the potential costs of Dr. Pacholder's proposed use of proceeds.

Further, we wonder why ICO proposes to redeem its outstanding preferred shares at a total cost of $32.2 million or $25 per share, when the preferred stock traded at approximately $12 per share prior to TSP's initial proposal to the ICO Board. This redemption, which we do not believe is mandatory, would provide substantial liquidity to preferred shareholders while further reducing ICO's cash resources by approximately $1.59 per common share. We question whether this transaction fulfills the Board's fiduciary responsibility to common shareholders.

As an alternative, with the approval of the Board of Directors, Dr. Pacholder could today execute the attached Letter of Intent from TSP. If Dr. Pacholder seriously thinks ICO should be sold to TSP at $2.65 per share, as we understand he has publicly asserted, then we are providing him and the ICO Board with the means to commence that process.

We also note that Dr. Pacholder has made a number of assertions in his letter, which, to our knowledge, are not otherwise publicly substantiated and which cannot be calculated or evaluated, in our opinion, without disclosure of further information. These include the assertion that ICO's tangible net worth "should increase to about $97 million - approximately $4.27 per share"; the assertion that ICO "expects to be able to rationalize its cost structure" following the Varco sale'; the assertion that less than 25% of ICO's assets will consist of goodwill; and the assertion that ICO's debt to equity ratio will be less than 25% post-closing. It would be useful to common shareholders if Dr. Pacholder would substantiate all of these assertions through public disclosure in the form, for example, of a footnoted, pro forma post-closing balance sheet, citing the assumptions on which his assertions rest.



Very truly yours,


TRAVIS STREET PARTNERS, LLC

Timothy Gollin, Manager

Christopher N. O'Sullivan, Manager


cc: Eugene F. Cowell - Weil Gotshal & Manges attachment - Letter of Intent


                   [letterhead of Travis Street Partners, LLC]


Dr. Al O. Pacholder
Chairman and Chief Financial Officer
ICO, Inc.
11490 Westheimer, Suite 1000
Houston, Texas 77077

Dear Dr. Pacholder:

                     The purpose of this letter (this "Letter") is to set forth the understanding and agreements between ICO, Inc. ("ICO"), a Texas corporation, and Travis Street Partners, LLC, a Texas limited liability company ("TSP") with respect to a possible acquisition of ICO.

PART A.
------

                     The following numbered paragraphs of this Letter (collectively, the "Nonbinding Provisions") reflect the mutual understanding of the parties hereto with respect to the matters described therein, but each party acknowledges that the Nonbinding Provisions are not intended to create or constitute any legally binding obligation between ICO and TSP, and neither ICO nor TSP have any liability to the other party with respect to the Nonbinding Provisions until definitive documentation with respect to the contemplated acquisition of ICO (the "Acquisition") is executed and delivered by and between all parties. If definitive documentation is not executed or delivered for any reason, no party to this Letter will have any liability to any other party to this Letter based upon, arising from or relating to the Nonbinding Provisions.

1. Subject to the terms outlined in this letter, TSP and ICO will promptly begin negotiating in good faith to arrive at a mutually acceptable definitive merger agreement (the "Definitive Agreement"). In connection with the Acquisition, TSP will acquire ICO in a series of friendly transactions through which holders of ICO common stock, par value $0.10 ("Common Stock"), will receive $2.65 per share, subject to adjustment as specified in paragraph 3 hereof.

2. The Acquisition will be subject to customary terms and conditions and to the following additional conditions:

         (a) Prior to TSP entering into the Definitive Agreement, TSP shall be satisfied, in its sole discretion, with its due diligence investigation of ICO's operations, taxes, environmental conditions, and any other relevant items.

         (b) Prior to TSP entering into the Definitive Agreement, TSP shall have determined, in its sole discretion, that EBITDA of the petrochemicals processing division of ICO for the calendar year ended December 31, 2001 will be at least $18.0 million based on TSP's own analysis of current operations and anticipated business trends. On March 27, 2001, in its discussion of the petrochemicals processing division's results, ICO stated that its trailing twelve months' EBITDA was $23.7 million.

         (c)      ICO's Board of Directors shall approve the Acquisition.

         (d) ICO shall have redeemed the rights issued under the ICO Shareholder Rights Plan (to neutralize the Poison Pill).

3. The price paid to holders of ICO Common Stock (the "Shareholders") will be adjusted to account for the following items:

         (a) Any and all fees, if any, paid to Varco International, Inc. and its subsidiaries and affiliates (collectively, "Varco").

         (b) Any and all professional fees paid to ICO's advisors and attorneys, including Bear, Stearns & Co. Inc., in excess of $3 million.

4.       ICO additionally agrees that:

         (a) TSP shall be given access to information related to the proposed sale of ICO's oilfield services business to Varco (the "Varco Transaction") under the existing Letter of Intent between ICO and Varco (the "Varco LOI"), including a description of the assets proposed to be sold and any liabilities proposed to be assumed by Varco.

         (b) TSP shall have provided satisfactory evidence to ICO of its ability to finance the proposed Acquisition at or prior to execution of the Definitive Agreement (the "Financing Condition"). TSP currently expects that the financing commitment will be provided by Deutsche Bank or an affiliate thereof.

5. Immediately prior to consummation of the proposed Acquisition, the employment agreements between ICO and Al Pacholder, Sylvia Pacholder, Robin Pacholder and David Gerst (the "Management Persons") shall have been voluntarily amended by the Management Persons to provide for maximum termination benefits aggregating $3 million.


PART B.
------

                     Upon execution by ICO and TSP of this Letter, the following numbered paragraphs of this Letter (collectively, the "Binding Provisions") will constitute the legally binding and enforceable agreement of ICO and TSP (in recognition of the significant costs to be borne by ICO and TSP in pursuing this proposed transaction and further in consideration of their mutual undertakings as to the matters described herein).

1. ICO will provide TSP complete access to the facilities, books and records of ICO and any of its subsidiaries with respect to (i) the Varco Transaction, (ii) ICO's petrochemicals processing division and
         (iii) other relevant matters (including taxes), and will cause the directors, employees, accountants, financial advisors, counsel and other agents and representatives (collectively, "Representatives") of ICO and its subsidiaries to cooperate fully with TSP and TSP's Representatives in connection with such due diligence investigation.

2.       ICO will immediately arrange a meeting between ICO, TSP, and Varco.

3. At all times prior to termination of this Letter, ICO shall not, directly or indirectly, through any Representative or otherwise, solicit or entertain offers from, negotiate with or in any manner encourage, discuss, accept or consider any proposal of any other person (other than Varco in accordance with the Varco LOI) relating to the acquisition of ICO, its assets or business, in whole or in part, whether through direct purchase, merger, consolidation or other business combination (other than sales of inventory in the ordinary course). In the event that ICO breaches this paragraph, ICO shall thereupon immediately pay TSP the sum of $3,500,000.

4. In the event that the Binding Provisions are terminated by ICO pursuant to Paragraph 9(ii) below or, after the Definitive Agreement is entered into, the closing under the Definitive Agreement does not take place on or prior to July 31, 2001 (other than as a result of the termination of the Definitive Agreement as a result of a material breach by TSP of its obligations thereunder) then, immediately upon such termination or on August 1, 2001, as applicable, ICO shall pay to TSP the sum of $3,500,000. If such payment is made prior to termination of the Definitive Agreement and subsequent thereto the closing of the Acquisition takes place, TSP shall refund such sum to ICO.

5. Until the Definitive Agreement has been duly executed and delivered by all of the parties or the Binding Provisions have been terminated pursuant to Paragraph 9 below, ICO shall conduct its business only in the ordinary course and shall not engage in any extraordinary transactions without TSP's prior consent, except for the Varco Transaction in accordance with the Varco LOI.

6. ICO and TSP will make a joint announcement of the proposed Acquisition on execution of this Letter. The wording of the announcement is to be mutually agreed prior to release. Thereafter, except as and to the extent required by law (and in such case only following reasonable notice and opportunity to comment), without the prior written consent of the other party, neither TSP nor ICO shall, and each shall direct its Representatives not to, directly or indirectly, make any public comment, statement or communication with respect to, or otherwise disclose or permit the disclosure of the existence of discussions regarding, a possible transaction between the parties or any of the terms, conditions or other aspects of the transaction proposed in this Letter.

7. Except as and to the extent required by law, TSP shall not disclose or use, and it shall cause its Representatives not to disclose or use, any Confidential Information (as defined below) with respect to ICO furnished, or to be furnished, by ICO or its Representatives to TSP or its Representatives in connection herewith at any time or in any manner other than in connection with its evaluation of the transaction proposed in this Letter. For purposes of this Paragraph, "Confidential Information" means any information about ICO stamped "confidential" or identified in writing as such to TSP by ICO; provided that it does not include information which (i) is generally available to or known by the public other than as a result of improper disclosure by TSP; (ii) is obtained by TSP from a source other than ICO, provided that such source was not bound by a duty of confidentiality to ICO or another party with respect to such information or (iii) ICO is required to permit TSP, as a holder of more than 5% of the outstanding shares of ICO Common Stock, to examine and make extracts from pursuant to the Texas Business Corporation Act. If the Binding Provisions are terminated pursuant to Paragraph 9 below, TSP shall promptly return to ICO any Confidential Information in its possession.

8. ICO's 2001 Annual Meeting of Shareholders will be postponed to enable Shareholders to vote on the proposed Acquisition. If this Letter is terminated prior to the execution of the Definitive Agreement, such meeting shall be held no less than ten days and no more than thirty days following such termination.

9.       This Letter may be terminated:

         (a)      by mutual written consent of ICO and TSP; or

         (b) upon written notice by any party to the other party if the Definitive Agreement has not been executed by May 31, 2001;

         provided, however, that the termination of this Letter shall not affect the liability of a party for breach of any of the Binding Provisions prior to the termination. Upon termination of this Letter, the parties shall have no further obligations hereunder, except as stated in Paragraphs 3, 4, 6,7 and 8 of this Part B, which shall survive any such termination.

10. THIS LETTER IS VALID IF EXECUTED BY ICO PRIOR TO THE EXECUTION OF A DEFINITIVE AGREEMENT WITH RESPECT TO THE VARCO TRANSACTION. ICO agrees that TSP shall have the right to terminate any binding obligation of TSP under this Letter in the event that any such definitive agreement between ICO and Varco is unacceptable to TSP for any reason in TSP's sole discretion.

                     To indicate your agreement to the terms set forth above, please sign and date this Letter in the space provided below and return a copy of the same to Timothy J. Gollin, Travis Street Partners, LLC, Bank One Center, 910 Travis Street, Suite 2150, Houston, Texas 77002 (telecopier: (713) 759-2040) at or before 5:00 p.m. (Houston time) on April 12, 2001, the time at which this Letter (if not so accepted prior thereto) will expire. If ICO elects to deliver the Letter by telecopier, please arrange for the executed original to follow by next-day courier.



                                           Very truly yours,


                                           Travis Street Partners, LLC

                                           By:
                                               -------------------------------
                                               Christopher N. O'Sullivan
                                               Manager


Agreed to and accepted this ___ day of April, 2001:

ICO, INC.

By:
   -------------------------------------------------
           Dr. Al O. Pacholder
           Chairman and Chief Financial Officer

cc: Steven D. Rubin (Weil, Gotshal & Manges, LLP)
Eugene F. Cowell III (Weil, Gotshal & Manges, LLP)

Meredith Brown (Debevoise & Plimpton)
Gene Oshman (Baker Botts LLP)
William S. Moss, III (Baker Botts LLP)

                                    * * * * *

                     Except as indicated above, the information set forth in
Item 4 of the Schedule 13D remains unchanged.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

                     Item 5 of the Schedule 13D is amended by amending and restating subsections (a), (b) and (c) of the Schedule 13D in their entirety to read as follows:

                     (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 1,656,150 Shares constituting 7.3% of the outstanding Shares (the percentage of Shares owned being based upon 22,686,987 Shares outstanding on February 13, 2001, as set forth in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2000).

                     Each of the TSP Managers possesses shared voting and investment power over, and may be deemed to beneficially own, Shares which TSP beneficially owns. Each of the TSP Managers disclaims beneficial ownership of such Shares for all other purposes.

                     Each of Global L.P., Global Ltd., Global QP, KC LDC, KC Inc., Kleinheinz and Phillips possesses shared voting and investment power over, and may be deemed to beneficially own, Shares which Global beneficially owns. Each of Global L.P., Global Ltd., Global QP, KC LDC, KC Inc., Kleinheinz and Phillips disclaims beneficial ownership of such Shares for all other purposes.

                     None of the TSP Reporting Persons possesses voting or investment power over any Shares which any Global Reporting Person beneficially owns, and each of the TSP Reporting Persons disclaim beneficial ownership of any such Shares.

                     None of the Global Reporting Persons possess voting or investment power over any Shares which any TSP Reporting Person beneficially owns, and each of the Global Reporting Persons disclaims beneficial ownership of any such Shares.

                     (b) The responses to Items 7-11 on each of pages 2-12 hereof which relate to voting and disposition of Shares with respect to each Reporting Person are incorporated herein by reference.

                     (c) Except as set forth on Exhibit 8, the Reporting Persons have not engaged in any transactions in the Shares during the past sixty days.

Except as indicated above, the information set forth in Item 5 of the Schedule 13D remains unchanged.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

         The following Exhibit is filed herewith:

         8. Transactions in Shares Effected by Reporting Persons During Past 60 Days





             [The remainder of this page intentionally left blank.]

                                   SIGNATURES

                     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.


Dated: April 10, 2001

                                TRAVIS STREET PARTNERS, LLC

                                By: /s/ Christopher N. O'Sullivan
                                    -------------------------------------------
                                    Christopher N. O'Sullivan
                                    Manager


                                    /s/ Timothy J. Gollin
                                    -------------------------------------------
                                    Timothy J. Gollin


                                    /s/ Christopher N. O'Sullivan
                                    -------------------------------------------
                                    Christopher N. O'Sullivan


                                GLOBAL UNDERVALUED SECURITIES MASTER FUND, L.P., a Cayman Islands exempted limited partnership

                                By: Travis Street Partners, LLC
                                    Attorney-in-Fact

                                By: /s/ Timothy J. Gollin
                                    -------------------------------------------
                                    Timothy J. Gollin
                                    Manager



                                GLOBAL UNDERVALUED SECURITIES FUND, L.P., a
                                Cayman Islands exempted limited partnership

                                By: Travis Street Partners, LLC
                                    Attorney-in-Fact

                                By: /s/ Timothy J. Gollin
                                    -------------------------------------------
                                    Timothy J. Gollin
                                    Manager

                                GLOBAL UNDERVALUED SECURITIES FUND, LTD., a
                                Cayman Islands exempted company

                                By: Travis Street Partners, LLC
                                    Attorney-in-Fact

                                By: /s/ Timothy J. Gollin
                                    -------------------------------------------
                                    Timothy J. Gollin
                                    Manager



                                GLOBAL UNDERVALUED SECURITIES FUND (QP), L.P., a Cayman Islands exempted limited partnership

                                By: Travis Street Partners, LLC
                                    Attorney-in-Fact

                                By: /s/ Timothy J. Gollin
                                    -------------------------------------------
                                    Timothy J. Gollin
                                    Manager



                                KLEINHEINZ CAPITAL PARTNERS LDC, a Cayman
                                Islands exempted limited duration company

                                By: Travis Street Partners, LLC
                                    Attorney-in-Fact

                                By: /s/ Timothy J. Gollin
                                    -------------------------------------------
                                    Timothy J. Gollin
                                    Manager



                                John B. Kleinheinz

                                By: Travis Street Partners, LLC
                                    Attorney-in-Fact

                                By: /s/ Timothy J. Gollin
                                    -------------------------------------------
                                    Timothy J. Gollin
                                    Manager



                                J. Kenneth Phillips

                                By: Travis Street Partners, LLC
                                    Attorney-in-Fact

                                By: /s/ Timothy J. Gollin
                                    -------------------------------------------
                                    Timothy J. Gollin
                                    Manager

                                 EXHIBIT INDEX



EXHIBIT NO.                                      DESCRIPTION
-----------                                      -----------

    8.                     Transactions in Shares Effected by Reporting Persons
                           During Past 60 Days